Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet Appoints Expedia Group Exec John Kim to Board of Directors

A digital veteran, Kim has impressive experience bringing AI and big data to the consumer market

LEHI, Utah — May 12, 2021 — Owlet Baby Care Inc. (“Owlet” or the “Company”), the connected nursery ecosystem that delivers data-driven technology to modern parenting, is pleased to announce the addition of leading digital executive John Kim to the Company’s Board of Directors. Kim brings expertise in user experience, platforms and big data as the Company expands into the digital infant health space.

“An expert with global product experience, John brings tremendous knowledge to our Board, especially as Owlet prepares to expand our offerings and services, including our connected care platform and telehealth solutions,” said Kurt Workman, Owlet CEO and Co-Founder. “Couple this vast expertise with John’s clear passion for Owlet’s mission, and we could not have found a better person to join our Board.”

Kim currently serves as President of Platform & Marketplaces at Expedia Group, where he is responsible for developing artificial intelligence, user experience, research, eCommerce, marketplaces and yield management, data and development platforms across Expedia Group’s customers, partners, and employees.

Prior to Expedia, Kim served as the President of Vrbo, leading strategy and operations. At Vrbo, Kim was instrumental in transforming the company from a subscription-based advertising model to a modern eCommerce business powered by the latest advances in data and science technology. Kim brings more than two decades of experience in [search, recommendations, analytics and marketing] ranging from venture-backed start-ups and medium-sized companies to globally known brands including Yahoo!, Bank of America and Pelago.

“Owlet is leading the charge in digitizing infant health and wellness and changing parenting through big data, which is exciting to me both personally and professionally,” Kim said. “As a father of a two-year-old, I am very passionate about this space and how parents — with the help of Owlet—can get a modern view of a child’s well-being and utilize insights to help them through the early years of parenthood. Owlet represents an incredible opportunity to transform a huge market, and I am honored to be a part of the Company’s next chapter. “

In February 2021, Owlet entered a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company. Upon completion of the transaction, Ken Suslow and Domenico De Sole, members of the Board of Directors of Sandbridge, are expected to join Kim, Laura Durr, Zane Burke, Lior Susan, Amy McCollough, Kurt Workman, and Michael Abbott on the Board of Directors of the post-combination company.

For more information about Owlet, please visit https://owletcare.com/.

About Owlet

Owlet was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind, and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Sandbridge’s or Owlet’s future financial or operating performance. For example, statements regarding the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth the in the proxy statement/prospectus for the proposed business combination and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Contacts

Media Relations
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Jane Putnam
Owlet Baby Care
jputnam@owletcare.com

Investor Relations
Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(617) 877-9641